

February 23, 2024

John Rettig
Chief Financial Officer
Bill Holdings, Inc.
6220 America Center Drive, Suite 100
San Jose, CA 95002

>   **Re: Bill Holdings, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2023**
>   **Form 8-K furnished on August 17, 2023**
>   **Response dated February 16, 2024**
>   **File No. 001-39149**

Dear John Rettig:

We have reviewed your February 16, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 19, 2024 letter.

Form 10-K for the fiscal year ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Fiscal 2023 and 2022, page 65

1.   We note your response to prior comment 2. Please separately disclose the amount of subscription revenue versus transaction revenue in your MD&A. In this regard, your response indicates that you believe this information is useful to investors and provides insight into management's perspective on the company's business performance.

Form 8-K furnished on August 17, 2023
Exhibit 99.1
Reconciliation of net loss, page 13

2.   We note your response to prior comment 4. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit beginning with your next fiscal quarter and ensure that all prior periods are revised accordingly. Also, refrain from presenting "Current method of non-GAAP net income" as proposed in your response. Refer to Non-GAAP C&DI Question 102.11.

      Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Raj Aji